Exhibit 99.2

DDRM PROPERTIES LLC

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the years ended December 31, 2011 and 2010 not Covered by Auditor’s Report)

DDRM Properties LLC

Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the years ended December 31, 2011 and 2010 not Covered by Auditor’s Report)

Independent Auditor’s Report

To DDR Corp. and DDR Manatee Master REIT, Inc.:

We have audited the accompanying consolidated financial statements of DDRM Properties LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012, and the related consolidated statements of operations and comprehensive loss, of members’ capital and of cash flows for the year then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DDRM Properties LLC and its subsidiaries at December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio

March 19, 2013

DDRM Properties LLC

Consolidated Balance Sheets

As of December 31, 2012 and 2011 (December 31, 2011 Not Covered by Auditor’s Report)

	December 31,
	2012	2011
Assets
Real estate rental property:
Land	$391,609,901	$393,389,655
Building and building improvements	1,017,352,233	1,024,617,740
Tenant improvements	30,198,964	25,792,438

	1,439,161,098	1,443,799,833
Less accumulated depreciation	(193,762,245)	(159,435,078)

	1,245,398,853	1,284,364,755
Construction in progress	2,020,033	465,747

Real estate, net	1,247,418,886	1,284,830,502
Cash and cash equivalents	14,900,426	5,941,387
Restricted cash	1,065,436	1,360,642
Accounts receivable, net of allowance for doubtful accounts of $2,009,751 in 2012 and $3,445,020 in 2011	11,644,747	16,189,420
Deferred financing costs, net of accumulated amortization of $7,064,710 in 2012 and $5,793,050 in 2011	5,406,266	6,754,126
Deferred lease costs, net of accumulated amortization of $5,951,356 in 2012 and $4,011,608 in 2011	9,594,336	8,420,415
Intangible assets, net of accumulated amortization of $32,501,585 in 2012 and $27,108,897 in 2011	10,716,741	16,836,590
Deposits	57,865	21,315
Prepaid expenses	92,093	142,528

Total assets	$1,300,896,796	$1,340,496,925

Liabilities and Members’ Capital
Mortgage notes payable	$923,332,693	$932,120,924
Accrued interest	3,836,869	3,873,834
Accrued real estate taxes	1,787,545	1,519,784
Accounts payable and other accrued liabilities	15,231,491	14,416,160
Prepaid tenant rents	2,805,216	1,992,616
Tenant security deposits	2,938,119	2,836,846

Total liabilities	949,931,933	956,760,164

Members’ capital	348,705,163	380,938,261
Accumulated other comprehensive income	2,259,700	2,798,500

Total members’ capital	350,964,863	383,736,761

Total liabilities and members’ capital	$1,300,896,796	$1,340,496,925

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2012, 2011 and 2010

(Years Ended December 31, 2011 and 2010 not Covered by Auditor’s Report)

	For the Year Ended December 31,
	2012	2011	2010
Revenues from operations:
Mimimum rents	$89,734,536	$90,572,967	$90,066,275
Percentage and overage rents	173,628	302,347	396,684
Recoveries from tenants	26,916,952	27,278,159	28,987,701
Ancillary and other income	1,870,732	1,834,007	1,270,448

Total revenues	118,695,848	119,987,480	120,721,108

Rental operation expenses:
Operating and maintenance	22,250,010	23,177,040	26,126,402
Real estate taxes	16,070,961	15,759,539	16,927,166
Asset management fees	3,661,690	3,661,690	3,661,758
Management fees	4,767,971	4,644,234	4,677,458
Depreciation and amortization	45,388,752	44,743,542	41,357,478
General and administrative	1,820,276	1,864,229	1,714,679
Impairment charges	—	7,231,145	—

Total expenses	93,959,660	101,081,419	94,464,941

Operating income	24,736,188	18,906,061	26,256,167

Other income (expense):
Interest income	1,976	7,062	5,851
Interest expense	(53,359,630)	(53,964,772)	(54,273,154)
Gain (loss) on disposition of real estate	579,139	(18,139)	47,051
Loss on debt extinguishment	(617)	(1,862)	(166,336)

	(52,779,132)	(53,977,711)	(54,386,588)

Loss from continuing operations	(28,042,944)	(35,071,650)	(28,130,421)
Discontinued operations:
Loss from discontinued operations	(463,678)	(8,095,313)	(469,014)
Loss on disposition of real estate, net	(226,476)	(928,897)	—

	(690,154)	(9,024,210)	(469,014)
Net loss	(28,733,098)	(44,095,860)	(28,599,435)

Other comprehensive loss:
Amortization of interest rate contracts	(538,800)	(538,800)	(538,800)

Comprehensive loss	$(29,271,898)	$(44,634,660)	$(29,138,235)

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Consolidated Statements of Members’ Capital

For the Years Ended December 31, 2012, 2011 and 2010

(Years Ended December 31, 2011 and 2010 not Covered by Auditor’s Report)

Total
Balance at December 31, 2009	$465,747,156
Distributions	(4,737,500)
Net loss	(28,599,435)
Other comprehensive loss:
Amortization of interest rate contracts	(538,800)

Balance at December 31, 2010	$431,871,421
Distributions	(3,500,000)
Net loss	(44,095,860)
Other comprehensive loss:
Amortization of interest rate contracts	(538,800)

Balance at December 31, 2011	$383,736,761
Distributions	(3,500,000)
Net loss	(28,733,098)
Other comprehensive loss:
Amortization of interest rate contracts	(538,800)

Balance at December 31, 2012	$350,964,863

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2012, 2011 and 2010

(Years Ended December 31, 2011 and 2010 not Covered by Auditor’s Report)

	For the Year Ended December 31,
	2012	2011	2010
Cash flow from operating activities:
Net loss	$(28,733,098)	$(44,095,860)	$(28,599,435)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation and amortization	45,501,279	45,925,331	42,771,963
Amortization of deferred financing costs and interest rate contracts	809,060	873,535	906,693
Amortization of above- and below- market leases, net	(743,477)	(2,242,029)	(615,550)
Amortization of debt discount and premium	2,279	221,797	439,246
Impairment charges	507,269	14,968,826	—
Loss on debt extinguishment	—	30,190	—
(Gain) loss on disposition of real estate, net	(352,663)	947,036	(47,051)
Changes in operating assets and liabilities:
Accounts receivable, net	4,469,051	1,720,739	1,004,421
Deposits	(36,550)	6,689	(12,595)
Prepaid expenses	20,939	(3,364)	(20,816)
Accrued interest	(36,965)	(113,489)	(80,576)
Accrued real estate taxes	267,761	(368,141)	151,363
Accounts payable and other accrued liabilities	436,223	580,224	(174,603)
Prepaid tenant rents	812,600	(754,342)	494,322
Tenant security deposits	142,617	232,224	121,936

Total adjustments	51,799,423	62,025,226	44,938,753

Net cash provided by operating activities	23,066,325	17,929,366	16,339,318

Cash flow from investing activities:
Net proceeds from disposition of real estate	7,733,815	27,811,899	64,130
Construction of and improvements to real estate and related assets	(6,225,116)	(9,359,352)	(8,493,995)
Change in restricted cash	295,206	42,057	(191,517)
Payment of lease procurement costs	(3,620,681)	(3,267,264)	(3,570,416)

Net cash (used in) provided by investing activities	(1,816,776)	15,227,340	(12,191,798)

Cash flow from financing activities:
Proceeds of mortgage notes payable	—	—	30,300,000
Payments of mortgage notes payable	(8,790,510)	(33,382,406)	(31,815,384)
Payments of debt issuance cost	—	—	(965,836)
Distributions to Members	(3,500,000)	(3,500,000)	(4,737,500)

Net cash used in financing activities	(12,290,510)	(36,882,406)	(7,218,720)

Net change in cash and cash equivalents	8,959,039	(3,725,700)	(3,071,200)
Cash and cash equivalents at beginning of period	5,941,387	9,667,087	12,738,287

Cash and cash equivalents at end of period	$14,900,426	$5,941,387	$9,667,087

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2012, 2011 and 2010

(Years Ended December 31, 2011 and 2010 not Covered by Auditor’s Report)

	For the Year Ended December 31,
	2012	2011	2010
Supplemental disclosure of non-cash operating and investing activities:
Write off of fully amortized tenant improvements	$506,103	$694,561	$124,954
Write off of fully amortized loan costs	76,200	105,180	240,123
Write off of fully amortized deferred lease costs	473,280	638,905	297,705
Write off of fully amortized intangible assets	395,561	202,329	81,365
Write off of fully amortized below-market leases	—	1,274,945	—
Write off of fully amortized building costs	1,195,123	—	—
Capital expenditures included in accounts payable and other accrued liabilities	1,248,859	—	612,110
Below-market lease adjustment included in real estate, net and accounts payable and other accrued liabilities	—	9,971,635	—

The foregoing transactions did not provide or use cash, and accordingly, are not reflected in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the Years Ended December 31, 2011

and 2010 not Covered by Auditor’s Report

1. Organization of Company

Background

DDRM Properties LLC (the “Company”) was formed in the state of Delaware on February 27, 2007 to acquire, own, operate and maintain community shopping centers located throughout the United States. The Company first acquired such properties on June 8, 2007.

The Company’s Members are DDR Corp. (“DDR”) and DDR Manatee Master REIT, Inc. (“Manatee”). Manatee is the Managing Member of the Company. DDR and Manatee have a 20% and 80% membership interest, respectively, and are collectively referred to as the “Members” and each, individually, a “Member.”

Manatee is responsible for the day-to-day management of the Company as the Managing Member. The Company has engaged DDR Property Management LLC (“DDRPM”), a wholly-owned subsidiary of DDR, to act as the Property Manager.

Nature of Business

The Company is engaged in the business of owning and operating community shopping centers located in eleven states. The tenant base includes primarily national retail chains and local retailers. Consequently, the Company’s credit risk is concentrated in the retail industry. Adverse changes in general or local economic conditions could result in the inability of some tenants of the Company to meet their lease obligations and could adversely affect the Company’s ability to attract and retain tenants.

Revenues derived from the Company’s largest tenant aggregated 14.1%, 14.7% and 15.2% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. These leases expire on various dates in the years ending December 31, 2013 through 2030.

The Properties

The Company owned 59, 60 and 63 properties as of December 31, 2012, 2011 and 2010, respectively (the “Properties”), which are each owned by a wholly-owned single member limited liability company. The total gross leasable area of the Properties is 8,184,315 square feet (unaudited), 8,210,075 square feet (unaudited), and 8,344,756 square feet (unaudited) as of December 31, 2012, 2011 and 2010, respectively.

The Company sold one property and a land parcel during the year ended December 31, 2012 and received net proceeds of $7,733,815. During the year ended December 31, 2011, the Company sold three properties and a land parcel and received net proceeds of $27,811,899. The Company sold a land parcel during the year ended December 31, 2010 and received net proceeds of $64,130.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the Years Ended December 31, 2011

and 2010 not Covered by Auditor’s Report

Significant Membership Terms

The Company’s profits and losses are allocated to the Members in proportion to their respective percentage interests.

The Company’s cash flows are distributed to the Members on a quarterly basis in proportion to their respective percentage interests.

The term of the Company shall continue in perpetuity until one of the first following events occurs: i) an election to dissolve the Company made by the Members; ii) the sale or disposition of all or substantially all of the Properties and other assets of the Company; iii) entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Act; iv) the liquidation and dissolution of the parent entity of DDR Manatee Master REIT, Inc.; or v) any other circumstance requiring the liquidation of the Company pursuant to any provision of the Agreement or any other Fund Governing Document.

2. Summary of Significant Accounting Principles

Principles of Consolidation

The consolidated financial statements include the accounts of DDRM Properties LLC and its wholly-owned subsidiaries, all of which are limited liability companies. All significant intercompany balances and transactions have been eliminated.

Real Estate

Real estate assets are stated at cost less accumulated depreciation.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Building and building improvements	5 to 31.5 years
Tenant improvements	Useful lives, which approximate lease terms,
where applicable

Depreciation expense on buildings and tenant improvements for the year ended December 31, 2012 was $37,167,943, which includes $1,115,785 related to the write-off of unamortized basis associated with the demolition of a building for redevelopment and the early termination of tenant leases. Depreciation expense on buildings and tenant improvements was $37,715,409 and $35,183,744, which includes $379,255 and $71,376 related to the write-off of unamortized basis associated with the early termination of tenant leases for the years ended December 31, 2011 and 2010, respectively. Expenditures for maintenance and repairs are charged to operations as incurred. Expenditures, which improve or extend the life of the asset, are capitalized.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the Years Ended December 31, 2011

and 2010 not Covered by Auditor’s Report

The Company reviews its real estate assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset’s carrying value. The determination of undiscounted cash flows requires significant estimates made by management and is based on the most likely expected course of action at the balance sheet date based on current plans, intended hold periods and available market information. The determination of anticipated cash flows is inherently subjective and is based, in part, on assumptions regarding holding periods, future occupancy, rental rates and capital requirements that could differ materially from actual results.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at acquisition to be cash equivalents. The Company maintains cash deposits with a major financial institution from which time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institution and believes that the risk of loss is minimal.

Restricted Cash

Pursuant to the provisions with the Company’s mortgage notes payable, funds are required to be held in escrow for the payment of real estate taxes, insurance, and various capital expenditures. Such amounts are classified as restricted cash in the consolidated balance sheets.

Deferred Financing Costs

Costs incurred in obtaining long-term financing are capitalized and amortized into interest expense over the terms of the related debt agreements on the straight-line basis, which approximates the effective yield method. Amortization expense was $1,347,860, $1,412,335 and $1,420,118, for the years ended December 31, 2012, 2011 and 2010, respectively. Included in the amortization expense was $25,375 related to the write off of unamortized costs as a result of the early retirement of debt for the year ended December 31, 2010.

Deferred Lease Costs

Deferred lease costs represent direct costs paid to enter into tenant leases and are amortized over the related lease term. Amortization expense was $2,437,915, $2,170,032 and $1,543,983, which includes $180,861, $408,289 and $163,317, related to the write off of unamortized costs associated with the early termination of tenant leases for the years ended December 31, 2012, 2011 and 2010, respectively.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the Years Ended December 31, 2011

and 2010 not Covered by Auditor’s Report

Intangible Assets and Liabilities

Intangible assets and liabilities (in the case of below-market leases) generally consist of in-place leases, tenant relationships, above-market leases, and below-market leases, which were recorded at the time of acquisition of certain properties. The value of in-place leases and tenant relationships are amortized to depreciation and amortization expense over the weighted-average remaining initial term of the lease (and expected renewal periods for tenant relationships); however, no amortization period for the intangible assets will exceed the remaining depreciable life of the building. Above-and or below-market leases are amortized over the remaining life of the respective leases (plus fixed-rate renewal periods for below-market leases) as a decrease or increase to minimum rent, respectively. The Company’s intangible assets and liabilities are comprised of the following (in thousands):

	Net Carrying Value At			Amortization - For the Year Ended
	December 31,			December 31,
	2012	2011	Useful Life	2012	2011		2010
In-place leases (1)	$9,559.6	$15,559.6	7-10 yrs	$5,895.4	$6,039.9		$6,044.2
Above-market leases	1,157.1	1,277.0	13-16 yrs	119.9	126.8		129.1	(2)

	10,716.7	16,836.6
Below-market leases (liability) (4)	8,361.0	9,224.4	8 - 21 yrs	863.4	2,368.8	(3)	744.7

(1)	Includes value allocated to in-place leases, lease origination and tenant relationships.
(2)	Includes $73.6 related to the write off of unamortized basis associated with the early termination of tenant leases.
(3)	Includes $1,275.0 related to the write off of unamortized basis associated with the early termination of tenant leases which increased minimum rent.
(4)	Classified in Accounts Payable and Other Accrued Liabilities in the Consolidated Balance Sheets.

During 2011, an adjustment of $9,971,635 was made to the original purchase price accounting for the below-market lease values as the initial valuation did not include the fixed-rate renewal periods for the below-market leases. The adjustment increased real estate assets and accounts payable and other accrued liabilities on the consolidated balance sheets as of December 31, 2011. The adjustment was not material to the December 31, 2011 or prior years’ consolidated financial statements.

The net estimated amortization pertaining to the Company’s finite-lived intangible assets and liabilities for the five years ending December 31, is as follows:

2013	$4,963,031
2014	1,937,941
2015	(183,514)
2016	(106,406)
2017	(380,488)

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the Years Ended December 31, 2011

and 2010 not Covered by Auditor’s Report

In the event that a tenant terminates its lease, the unamortized portion of the intangible values is written off as an adjustment to revenue or expense, as appropriate.

Revenue Recognition

Minimum rents from tenants are recognized using the straight-line method over the lease term. Percentage and overage rents are recognized after the reported tenant’s sales have exceeded the applicable sales breakpoint. Revenues associated with tenant reimbursements are recognized in the period in which the expenses are incurred based upon provisions of the individual tenant leases. Lease termination fees are generally recognized upon termination of a tenant’s lease and vacating the space with no further rights.

Income Taxes

The Company has elected to be treated as a partnership for federal income tax purposes. Accordingly, no provision has been made in the accompanying consolidated financial statements for any federal income taxes since each item of income, gain, loss, deduction or credit is reportable by the Members in their respective income tax returns.

Interest

Interest paid aggregated $52,585,256, $53,787,891 and $54,135,124 for the years ended December 31, 2012, 2011 and 2010, respectively.

Disposition of Real Estate

Gains from dispositions are recognized using the full accrual or partial sale methods, provided that various criteria relating to the terms of sale and any subsequent involvement by the Company with the properties sold are met. If the criteria for sale recognition or gain recognition are not met because of a form of continuing involvement, the accounting for such transactions is dependent on the nature of the continuing involvement. In certain cases, a sale might not be recognized, and in others all or a portion of the gain might be deferred.

Pursuant to the definition of a component of an entity and, assuming no significant continuing involvement, the sale of a retail operating property is considered discontinued operations. Interest expense, which is specifically identifiable to the property, and the operations and gain or loss on sale are reported as discontinued operations.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the Years Ended December 31, 2011

and 2010 not Covered by Auditor’s Report

New Accounting Standards

Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued guidance on the presentation of comprehensive income. This guidance requires presentation of reclassification adjustments from other comprehensive income to net income in a single note or on the face of the financial statements. The effective date for the presentation of reclassification adjustments is for annual reporting periods beginning after December 15, 2013 (early adoption is permitted). When adopted, this guidance is not expected to materially impact the Company’s consolidated financial statements.

Fair Value Measurements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurements and Disclosures (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles related to measuring fair value and requires additional disclosures about fair value measurements. Specifically, the guidance specifies that the concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets, whereas they are not relevant when measuring the fair value of financial assets and liabilities. Required disclosures are expanded under the new guidance, especially for fair value measurements that are categorized within Level 3 of the fair value hierarchy, for which quantitative information about the unobservable inputs used, and a narrative description of the valuation processes in place will be required. ASU 2011-04 was effective January 1, 2012 for the Company with the provisions adopted on a prospective basis. The Company’s adoption of this guidance did not have a material impact on its financial statements.

3. Accounts Receivable

Accounts receivable are principally due from tenants and are expected to be collected within one year, except for the receivables associated with the recognition of straight-line rental income. Included in accounts receivable is $5,815,988 and $5,219,583, net of a $437,542 and $395,415 allowance at December 31, 2012, and 2011, respectively, associated with the recognition of straight-line rental income which will be collected over the terms of the related tenant leases. The allowance for doubtful accounts disclosed in the consolidated balance sheets excludes that portion associated with straight-line rental receivables.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the Years Ended December 31, 2011

and 2010 not Covered by Auditor’s Report

4. Mortgage Notes Payable

The Company has the following mortgage notes payable outstanding:

	Carrying Value at December 31,		Interest	Maturity
	2012	2011	Rate	Date
2007 Pooled Secured Financing	$883,819,266	$885,000,000	5.6%	07/05/17
2010 Pooled Secured Financing	28,934,661	29,463,702	4.2%	04/11/15
Separate Mortgage Notes Payable
Hilliard Rome Commons	10,157,190	10,394,624	5.87%	01/01/13
Heather Island Plaza	—	6,155,000	5.00%	12/01/12
Meadow Square	421,341	1,109,642	6.72%	07/01/13

	$923,332,458	$932,122,968
Unamortized net premium (discount) on separate mortgage notes payable	235	(2,044)

	$923,332,693	$932,120,924

The cross-collateralized 2007 pooled secured financing requires monthly payments of interest only with the principal due at maturity. During the year ended December 31, 2012, the Company sold an outparcel at Derby Square Shopping Center in Grove City, Ohio. Net proceeds of $1,180,734 from the sale were utilized to reduce the outstanding debt.

The cross-collateralized 2010 pooled secured financing requires monthly payments of principal and interest, based upon a 30-year amortization schedule. The separate property mortgage notes payable are individually encumbered by the respective property with payments of principal and interest due pursuant to the separate debt agreements.

The number of properties collateralized and the net carrying value of the collateralized properties as of December 31, is as follows:

	Collateralized Properties		Net Carrying Value of Collaterized Properties
	2012	2011	2012	2011
2007 Pooled Secured Financing	52	52	$1,112,007,314	$1,139,460,189
2010 Pooled Secured Financing	3	3	71,495,738	73,197,919
Separate Property Mortgage
Notes payable	2	3	36,797,635	46,753,498

	57	58	$1,220,300,687	$1,259,411,606

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the Years Ended December 31, 2011

and 2010 not Covered by Auditor’s Report

During the year ended December 31, 2012, the Company repaid a separate mortgage note payable of $6,155,000 at maturity. In 2011, the Company repaid six mortgage notes payable aggregating $32,003,000 and recorded a loss on debt extinguishment of $32,141, which consisted of prepayment fees and the write off of unamortized loan costs. In 2010, the Company refinanced certain mortgage notes payable and, as a result, it recorded a loss on debt extinguishment of $166,336 which consisted of prepayment fees and the write off of unamortized loan costs.

As of December 31, 2012, the scheduled principal payments of the mortgage notes payable for the next five years are as follows:

2013	$11,134,139
2014	579,816
2015	27,799,237
2016	—
2017	883,819,266

$923,332,458

5. Transactions with Related Parties

Insurance

In accordance with the management agreement, DDR arranges for insurance coverage from insurers licensed to do business in the United States, which provide liability, property and flood coverage. In 2012, the Company remitted to DDR insurance premiums associated with these insurance policies. In 2011, the Company remitted to DDR and National Property Protection Company, an affiliate of DDR, insurance premiums to fund the premiums associated with these insurance policies. In 2010, the Company remitted to DDR and its affiliates insurance premiums to provide for non-refundable escrow accounts for certain first dollar coverages and premiums associated with DDR’s insurance policies. Insurance premiums billed to the Company aggregated $4,424,900, $4,168,161 and $4,536,823 for the years ended December 31, 2012, 2011 and 2010, respectively.

Fees Earned by Related Parties

DDRPM is entitled to an asset management fee equal to 0.75% of the gross asset value for each property as defined in the limited partnership agreement. Asset management fees incurred by the Company aggregated $3,685,834, $3,849,562 and $3,877,614 for the years ended December 31, 2012, 2011 and 2010, respectively.

Management fees earned by DDR and DDRPM are determined pursuant to provisions set forth in the management and leasing agreement. The management fees earned by DDR and DDRPM are determined at an amount equal to 4% of gross rental receipts and are charged to operations as incurred. Management fees incurred by the Company aggregated $4,782,886, $4,765,820 and $4,833,096 for the years ended December 31, 2012, 2011 and 2010, respectively.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the Years Ended December 31, 2011

and 2010 not Covered by Auditor’s Report

DDR employees perform certain maintenance services at the Properties. Maintenance services incurred by the Company aggregated $586,701, $813,281 and $765,304 for the years ended December 31, 2012, 2011 and 2010, respectively.

DDR and DDRPM have the ability to earn leasing commissions for the rental of space to tenants in accordance with the management and leasing agreement. Lease commissions are calculated based on whether the lease is a new lease or renewal of an existing lease, the rental income earned over the life of the lease or the square footage the tenant will occupy under the lease. Significant lease commissions are capitalized and amortized over the life of the lease. Lease commissions incurred by the Company aggregated $2,694,953, $2,461,484 and $2,420,828 for the years ended December 31, 2012, 2011 and 2010, respectively.

DDR and DDRPM have the ability to earn construction management fees which are determined in accordance with the management and leasing agreement. Except for the redevelopment or expansion of a property, construction management fees are calculated based on 5% of the cost of tenant improvements and other capital improvements, plus reimbursement of out of pocket costs and third party expenses. The construction management fee for a redevelopment or an expansion is determined by the Company and DDR and DDRPM in connection with the approval of development expenditures. The construction management fee is payable as costs for the work conducted are due and is subject to adjustment once the final costs for the work are determined. The Company records the construction management fees to buildings and tenant improvements, as appropriate, and is depreciated over the estimated useful life of the related asset. Construction management fees incurred by the Company aggregated $292,973, $402,071 and $380,427 for the years ended December 31, 2012, 2011 and 2010, respectively.

DDR has the ability to earn fees for performing legal services on behalf of the Company. Legal fees incurred by the Company aggregated $395,370, $407,649 and $334,953 for the years ended December 31, 2012, 2011 and 2010, respectively.

DDR employees perform certain tax preparation services on behalf of the Company. Tax preparation fees incurred by the Company aggregated $12,867, $12,480 and $12,216 for the years ended December 31, 2012, 2011 and 2010, respectively.

Ancillary income fees earned by DDR and DDRPM are equal to 25% of all funds received from ancillary income sources, as defined in the management and leasing agreement. Ancillary income fees incurred by the Company aggregated $338,829, $287,497 and $209,448 for the years ended December 31, 2012, 2011 and 2010, respectively. These fees were recorded within general and administrative expenses in the consolidated statements of operations.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the Years Ended December 31, 2011

and 2010 not Covered by Auditor’s Report

Related Party Payables

As of December 31, 2012 and 2011, the Company had related party payables of $1,974,429 and $1,082,536, respectively. The amounts are included within accounts payable and other accrued liabilities on the consolidated balance sheets and represents amounts owed to DDR and DDRPM for the services and fees discussed above incurred pursuant to the property management and other service agreements.

6. Commitments and Contingencies

Shopping center space is leased to tenants pursuant to agreements which provide for terms ranging from one to thirty years; and, in some cases, for annual rentals, which are subject to upward adjustments based on operating expense levels, sales volume, or contractual increases, as defined in the lease agreements.

The scheduled future minimum rents from rental property under the terms of all non-cancelable tenant leases, assuming no new or renegotiated leases or option extensions for such premises, for the subsequent five fiscal years ending December 31, and thereafter, are as follows:

2013	$82,929,695
2014	73,336,256
2015	65,212,054
2016	53,196,288
2017	39,673,376
Thereafter	147,458,648

$461,806,317

7. Derivative Instruments

Cash Flow Hedges

During 2007, the Company entered into treasury locks with a notional amount of $600.0 million. The treasury locks were executed to hedge the benchmark interest rate associated with forecasted interest payments relating to the anticipated issuance of the mortgage notes payable. The treasury locks were terminated in connection with the issuance of the $885.0 million mortgage notes at the time the properties were acquired (Note 4). The effective portion of these hedging relationships has been deferred in accumulated other comprehensive income and will be reclassified into earnings over the term of the debt as an adjustment to interest expense. The Company expects that within the next 12 months it will reflect as an increase to earnings approximately $538,800 of the amount recorded in accumulated other comprehensive income.

The Company did not have any derivative financial instruments outstanding as of or during the years ended December 31, 2012, 2011 and 2010.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the Years Ended December 31, 2011

and 2010 not Covered by Auditor’s Report

8. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair value disclosures of financial instruments:

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable:

The carrying amounts reported in the consolidated balance sheets for these financial instruments approximated fair value because of their short-term maturities.

Debt:

The fair value of the Company’s fixed-rate debt is based on a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, optionality, and risk profile.

Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments.

Using the discounted cash flow technique, the Company has determined the fair value of its debt to be $912,651,847 and $862,526,002 at December 31, 2012 and 2011, respectively.

9. Impairment Charges

Pursuant to the provisions of Accounting for the Impairment or Disposal of Long-Lived Assets, the Company recorded impairment charges related to one and three properties aggregating $507,269 and $14,968,826 during the years ended December 31, 2012 and 2011, respectively. The impairment charges were triggered by the Company’s decision to market the assets for sale. One property was sold in 2012 and two properties were sold in 2011 and as a result were classified within discontinued operations (Note 10) for the years ended December 31, 2012 and 2011.

Measurement of Fair Value

The Company is required to assess the fair value of impaired real estate assets. The valuation of impaired real estate assets is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows, the income capitalization approach considering prevailing market capitalization rates, analysis of recent comparable sales transactions, actual sales negotiations and bona fide purchase offers received from third parties and/or consideration of the amount that currently would be required to replace the asset, as adjusted for obsolescence. In general, the Company considers multiple valuation techniques when measuring the fair value. However, in certain circumstances, a single valuation technique may be appropriate.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the Years Ended December 31, 2011

and 2010 not Covered by Auditor’s Report

Fair Value Hierarchy

The standard Fair Value Measurements specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). The following summarizes the fair value hierarchy:

•	Level 1 — Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

•

Level 2 — Quoted prices for identical assets and liabilities in markets that are inactive, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly, such as interest rates and yield curves that are observable at commonly quoted intervals, and

•	Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Items Measured at Fair Value on a Non-Recurring Basis

The following table presents information about the Company’s impairment charges that were measured on a fair value basis for the years ended December 31, 2012 and 2011. The table also indicates the fair value hierarchy of the valuation techniques used by the Company to determine such fair value. No impairment charges were recorded in 2010.

	Fair Value Measurements (in millions)
	Level 1	Level 2	Level 3	Total	Total Impairment
December 31, 2012
Long-lived assets held and used	$—	$—	$6.8	$6.8	$0.5
December 31, 2011
Long-lived assets held and used	—	—	29.0	29.0	15.0

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the Years Ended December 31, 2011

and 2010 not Covered by Auditor’s Report

The following table presents quantitative information about the significant unobservable inputs used by the Company to determine the fair value of non-recurring items (in millions):

	Quantitative Information about Level 3 Fair Value Measurements
	Fair Value at 12/31/12	Valuation Technique	Unobservable Input	Range
Impairment of long-lived assets	$6.8	Indicative Bid	Indicative Bid	N/A (A)

(A)	The fair value measurement was developed by third-party sources, based on a Purchase and Sale Agreement, subject to the Company’s corroboration for reasonableness.

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the Years Ended December 31, 2011

and 2010 not Covered by Auditor’s Report

10. Discontinued Operations

Discontinued operations for the year ended December 31, 2012 includes the results of operations and loss on sale of $226,476 related to the sale of one property during the year. Discontinued operations for the year ended December 31, 2011 includes the results of operations of one property sold during the year ended December 31, 2012 and the results of operations and loss on sale of $928,897 related to the sale of three properties sold during the year ended December 31, 2011. Discontinued operations for the year ended December 31, 2010 include the results of operations of one and three properties sold during the years ended December 31, 2012 and 2011, respectively. Discontinued operations for the years ended December 31, 2012, 2011, and 2010 are as follows:

	2012	2011	2010
Revenues:
Minimum rents	$278,601	$2,451,360	$2,975,169
Percentage and overage rents	18,898	(14,906)	9,747
Recoveries from tenants	60,464	655,083	778,596
Ancillary and other income	1,608	33,438	62,182

Total revenues	359,571	3,124,975	3,825,694
Expenses:
Operating and maintenance	129,986	769,719	850,793
Real estate taxes	12,574	303,612	413,471
Management fees	14,915	121,586	155,638
Asset management fees	24,144	187,872	215,856
General and administrative	21,834	82,883	72,661
Depreciation and amortization	112,527	1,181,789	1,414,485
Impairment charges	507,269	7,737,681	—

Total expense	823,249	10,385,142	3,122,904
Other income (expense)
Interest income	—	94	—
Interest expense	—	(804,961)	(1,171,804)
Loss on debt extinguishments	—	(30,279)	—

	—	(835,146)	(1,171,804)

Loss before loss on disposition of real estate	(463,678)	(8,095,313)	(469,014)
Loss on disposition of real estate, net	(226,476)	(928,897)	—

Loss from discontinued operations	$(690,154)	$(9,024,210)	$(469,014)

DDRM Properties LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

(Information as of and for the Years Ended December 31, 2011

and 2010 not Covered by Auditor’s Report

11. Subsequent Events

In accordance with ASC No. 855, Subsequent Events, the Company has evaluated subsequent events through the date of the Independent Auditor’s Report, the date the Company’s financial statements were available to be issued.

In January 2013, the mortgage note payable for Hilliard Rome Commons was paid off at maturity. The Company obtained new mortgage financing for Hilliard Rome Commons and Heather Island Plaza aggregating $17.0 million at a fixed interest rate of 3.56% with payments required to be made based on a 30-year amortization schedule for a term of five years.